FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of July 2006

Commission File Number 333-114196

AXTEL, S.A. DE C.V.
(Translation of Registrant’s name into English)

Blvd. Gustavo Diaz Ordaz 3.33 No. L-1
Col. Unidad San Pedro
San Pedro Garza Garcia, N.L.
Mexico, CP  66215
(52)(81) 8114-0000
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

Press Release

San Pedro Garza García, Mexico, July 06, 2006 - Axtel, S.A. de C.V. announced today that it has extended the business agreement with Nextel de Mexico S.A. de C.V. until December 31, 2007. Pursuant to the terms of the agreement, AXTEL will continue providing Nextel de México with the following services: local service, spectrum utilization, Internet access, long distance, 800 numbers and private networks, among others, in nineteen cities throughout Mexico. This mutually beneficial relationship between AXTEL and Nextel de Mexico has been in place since 2001, and has grown accordingly as both companies have expanded into new geographic areas.

About AXTEL
AXTEL is a Mexican telecommunications company that provides local telephone services, national and international long distance services, data, Internet, virtual private networks, and value added services. AXTEL has provided Mexico with a basic telecommunications infrastructure through an intelligent network that offers wide coverage to all markets. At present, AXTEL is operating in Mexico City, Monterrey, Guadalajara, Puebla, Leon, Toluca, Queretaro, San Luis Potosi, Aguascalientes, Saltillo, Ciudad Juarez, Tijuana, Torreón (Laguna Region), Veracruz, Chihuahua and Celaya.

For additional information please contact:
Investor Relations
Adrián de los Santos
adelossantos@axtel.com.mx

Media Relations
José Manuel Basave
contacto@axtel.com.mx

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Axtel, S.A. de C.V. By: /s/ Patricio Jimenez Barrera Patricio Jimenez Barrera Chief Financial Officer
Date: July 10, 2006